UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                            For the month of May 2005

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

        The following document is being filed with this 6-K report and is attached hereto.

Press Release announcing Quinenco's 1Q 2005 consolidated results

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2005
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For further information contact:

Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
E-mail: cfreeman@lq.cl

                      QUINENCO S.A. ANNOUNCES CONSOLIDATED
                      RESULTS FOR THE FIRST QUARTER OF 2005

(Santiago, Chile, April 29, 2005) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the first quarter ended March 31, 2005.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (2.2% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on March 31, 2005 (Ch$585.93 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                               1Q 2005 HIGHLIGHTS

o Consolidated revenues increased by 10.1% to Ch$100,234 million (US$171.1 million), attributable to the strong quarterly sales growth at Madeco of 14.9%.

o Operating income reached Ch$7,557 million (US$12.9 million), up by 10.9% from the Ch$6,814 million (US$11.6 million) reported in the first quarter of 2004, attributable to Madeco's operations, which grew by 20.6%.

o Banco de Chile contributed Ch$12,242 million (US$20.9 million) to Quinenco's results for the first quarter of the year.

o Non-operating results include a gain on the sale and exchange of Almacenes Paris shares of Ch$20,965 million (US$35.8 million).

o Income taxes increased by Ch$3,702 million (US$6.3 million), mainly in relation to taxes on the sale and exchange of shares of Almacenes Paris.

o Net income amounted to Ch$29,116 million (US$49.7 million) in the first quarter of 2005, up by Ch$20,515 million (US$35.0 million) over 1Q 2004.

o Earnings per share amounted to Ch$26.97 (US$0.05) and earnings per ADR to Ch$269.66 (US$0.46) for the first quarter of 2005.
--------------------------------------------------------------------------------

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QUINENCO S.A.
Enrique Foster Sur  N(0) 20,  14th Floor
Santiago / CHILE
Phone  (56-2) 750-7100
Fax #  (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2005
--------------------------------------------------------------------------------

GROUP HIGHLIGHTS - FIRST QUARTER 2005 AND SUBSEQUENT EVENTS

Quinenco

At the General Ordinary Shareholders' Meeting held on April 28, 2005, shareholders approved a dividend distribution corresponding to 2004 net income of Ch$12.97685 per share, payable to shareholders registered with the company as of May 5, 2005. The total amount of the dividend is Ch$14,012 million, equivalent to 60% of 2004 net income. At the same meeting, the entire Board of Directors was reelected. Immediately following the General Ordinary Shareholders' Meeting, an Extraordinary Board of Directors' meeting was held, and Guillermo Luksic Craig and Andronico Luksic Craig were elected Chairman and Vice-Chairman, respectively.

Almacenes Paris

In October 2004, Quinenco, through its wholly owned subsidiary, Inversiones Rio Azul S.A., acquired an 11.41% interest in Almacenes Paris through the purchase of 68,489,407 shares at Ch$514 pesos per share for a total of Ch$35,398 million (historic pesos).

On March 22, 2005, Quinenco sold 18,718,155 shares of Almacenes Paris for Ch$960 per share (equivalent to 27.33% of its total shareholding) to Cencosud as part of the tender offer launched by them. In connection with the sale of the Paris shares, cash proceeds amounted to Ch$17,969 million, resulting in a gain on sale of Ch$8,361 million for the period ended March 31, 2005.

The remaining 49,771,252 shares of Almacenes Paris were exchanged for 41,926,756 shares of Cencosud, in accordance with the terms of the tender offer. Shares were valued on the March 22nd exchange at Ch$38,153 million. The exchange of shares generated a one-time gain of Ch$12,604 million for the period ended March 31, 2005.

CCU

On March 12, 2005, an association between Pisconor, a wholly owned subsidiary of CCU dedicated to the commercialization of pisco products, and Control, one of the leading pisco producers in Chile, was approved. As a result, Pisconor and a subsidiary of Control formed Compania Pisquera de Chile S.A. in mid-March. This new company, controlled 80% by Pisconor, has an estimated 50.1% share of the Chilean pisco market, according to the last AC Nielsen measurement.

Banco de Chile

On March 24, 2005, Banco de Chile's Board of Directors agreed to initiate the sale of 1,701,994,590 shares (equivalent to 2.5% of total shares) of stock that it had bought in 2004 according to articles 27 and 27D of the Chilean Companies Law No. 18,046.

On January 21, 2005, Banco de Chile announced that the Office of the Comptroller of the Currency (OCC) was conducting a targeted examination of its New York branch to determine its compliance with the US Bank Secrecy Act and anti-money laundering requirements. Simultaneously, the Federal Reserve Bank of Atlanta is conducting a similar review of the Miami branch. The bank has reported that these investigations are likely to result in supervisory actions, although the nature and extent of such actions cannot be determined at this time.

Madeco

On April 4, 2005, Madeco announced that it had reached an agreement with Corning International Corporation regarding the Brazilian joint venture subsidiary, Optel Ltda. Corning agreed to sell Madeco its 50% share in Optel for R$1 (one Brazilian Real). On the same date, Madeco announced that it had reached an agreement with two of Optel's principal creditors to forgive US$5.3 million of a US$7.3 million indebtedness (the difference was paid to the creditors). Optel Ltda. is an optical fiber cable producer with installations in Brazil and Argentina.

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QUINENCO S.A.
Enrique Foster Sur  N(0) 20,  14th Floor
Santiago / CHILE
Phone  (56-2) 750-7100
Fax #  (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2005
--------------------------------------------------------------------------------

Indalsa- Lucchetti Peru

On February 7, 2005, the International Centre for Settlement of Investment Disputes in Washington DC (ICSID) ruled that it had no jurisdiction over arbitration proceedings between Lucchetti Peru and the Peruvian government. Lucchetti Peru is at present analyzing its legal options in this case.

Net Income Contribution

-------------------------------------------------------------------------------------------------
                                     Quinenco's
                                 ownership % at     1Q 2004      4Q 2004     1Q 2005     1Q 2005
Sector/Company                        3/31/2005        MCh$         MCh$        MCh$        MUS$
-------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)(3)                     53.5%      11,290        8,946      12,242        20.9
-------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (4)                                   30.8%       5,132        7,159       5,862        10.0
-------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                                73.7%       1,226        1,352       1,290         2.2
Entel (2)                                  5.7%         827        1,114       1,083         1.9
-------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                                51.2%         955          394       1,961         3.3
-------------------------------------------------------------------------------------------------
Other operating companies (5)                           335       (5,892)       (528)       (0.9)
-------------------------------------------------------------------------------------------------
Total operating companies                            19,765       13,073      21,910        37.4
-------------------------------------------------------------------------------------------------
Quinenco & holding companies                        (11,164)     (11,002)      7,206        12.3
-------------------------------------------------------------------------------------------------
Total                                                 8,601        2,071      29,116        49.7
-------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportionate share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Operating company in which Quinenco holds a minority interest.

(3)   Ownership % in the above table corresponds to voting rights in Banco de
      Chile.

(4) Operating company which is controlled jointly between Quinenco and Heineken Int'l (through a shareholders' agreement).

(5) Other operating companies include results from Habitaria, Indalsa, Hoteles Carrera.

Net Income - 1Q 2005

Quinenco reported net income for the first quarter of 2005, which amounted to Ch$29,116 million (US$49.7 million), compared to net income of Ch$8,601 million (US$14.7 million) in the first quarter of 2004. 1Q 2005 income (at the Quinenco holding company level) included a non-recurring gain on the sale and exchange of shares of Almacenes Paris of Ch$20,965 million (US$35.8 million), mainly explaining the variation in net income between the two quarters.

The net income contribution from operating companies reached Ch$21,910 million (US$37.4 million), up by 10.9% compared to the same quarter in 2004. The increase was attributable to higher results from all of Quinenco main operating companies which benefited from strong growth under the favorable economic conditions seen during the first quarter.

Earnings per ordinary share amounted to Ch$26.97 (US$0.05) and earnings per ADR, Ch$269.66 (US$0.46).

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QUINENCO S.A.
Enrique Foster Sur  N(0) 20,  14th Floor
Santiago / CHILE
Phone  (56-2) 750-7100
Fax #  (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2005
--------------------------------------------------------------------------------

                     Consolidated Income Statement Breakdown

----------------------------------------------------------------------------------------
                                             1Q 2004     4Q 2004     1Q 2005     1Q 2005
                                               MCh$        MCh$        MCh$        MUS$
----------------------------------------------------------------------------------------
Revenues
----------------------------------------------------------------------------------------
Madeco                                        75,494      73,915      86,733      148.0
Telsur                                        12,830      13,489      12,895       22.0
Quinenco & holding                             2,755         806         606        1.1
----------------------------------------------------------------------------------------
Total                                         91,079      88,210     100,234      171.1
----------------------------------------------------------------------------------------
Operating income (loss)
----------------------------------------------------------------------------------------
Madeco                                         6,047       4,655       7,294       12.5
Telsur                                         2,900       3,267       2,890        4.9
Quinenco & holding                            (2,133)     (3,034)     (2,627)      (4.5)
----------------------------------------------------------------------------------------
Total                                          6,814       4,888       7,557       12.9
----------------------------------------------------------------------------------------
Non-operating income (loss)
----------------------------------------------------------------------------------------
Interest income                                  567         287         618        1.1
Share of net income/loss from related co:
Banco de Chile                                11,290       8,946      12,242       20.9
CCU                                            5,132       7,159       5,862       10.0
Entel                                            827       1,114       1,083        1.8
Other equity investments                        (289)     (3,645)        (57)      (0.1)
Other non-op income                            1,635       1,413      23,960       40.9
Amortization of GW expense                    (5,179)     (4,957)     (5,115)      (8.7)
Interest expense                              (8,682)     (7,402)     (7,013)     (12.0)
Other non-op expenses                         (1,418)     (5,252)     (2,152)      (3.7)
Price-level restatement                        1,254        (886)        (93)      (0.2)
Foreign exchange gains & losses                 (519)        637         (78)      (0.1)
----------------------------------------------------------------------------------------
Total                                          4,618      (2,586)     29,257       49.9
----------------------------------------------------------------------------------------
Income tax                                    (1,788)       (680)     (5,490)      (9.3)
Extraordinary items                               --          --          --         --
Minority interest                             (1,520)     (1,074)     (2,506)      (4.3)
Amortization of negative GW                      477       1,523         298        0.5
----------------------------------------------------------------------------------------
Net income (loss)                              8,601       2,071      29,116       49.7
----------------------------------------------------------------------------------------

Revenues - 1Q 2005

Consolidated revenues for the first quarter of 2005 were Ch$100,234 million (US$171.1 million), up by 10.1% from the Ch$91,079 million (US$155.4 million) reported in the first quarter of 2004, explained by a 14.9% increase in Madeco's sales as a result of sustained demand for copper rod and copper and aluminum cables in its main markets.

Consolidated sales can be broken down as follows: Madeco (86.5%), Telefonica del Sur (12.9%) and others (0.6%).

Operating Income - 1Q 2005

Operating income for the first quarter of 2005 was Ch$7,557 million (US$12.9 million), up by 10.9% from the Ch$6,814 million (US$11.6 million) reported in the first quarter of 2004. The sharp increase in consolidated operating income was attributable to Madeco's operations, which benefited from the higher sales level and reductions in SG&A expenses in the wire and cable business unit.

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QUINENCO S.A.
Enrique Foster Sur  N(0) 20,  14th Floor
Santiago / CHILE
Phone  (56-2) 750-7100
Fax #  (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2005
--------------------------------------------------------------------------------

EBITDA - 1Q 2005

EBITDA reached Ch$13,906 million (US$23.7 million) in 1Q 2005, compared to Ch$13,401 million (US$22.9 million) in 1Q 2004, an increase of 3.8% compared to the same period of 2004.

Non-Operating Results - 1Q 2005

Quinenco reported non-operating income of Ch$29,257 million (US$49.9 million) in the first quarter of 2005, compared to non-operating income of Ch$4,618 million (US$7.9 million) in the same quarter of 2004. The variation between the two periods is mostly explained by an increase of Ch$22,325 million (US$38.1 million) in other non-operating income as a result of the sale and exchange of Almacenes Paris shares in March 2005. The main items included in non-operating results are discussed below:

Proportionate share of net income of equity method investments (net)

Quinenco's proportionate share of net income from equity method investments
(net), which includes the results from Banco de Chile and CCU, Quinenco's most significant investments, reached Ch$19,130 million (US$32.6 million), compared to Ch$16,960 million (US$28.9 million) in 1Q 2004, an increase of 12.8%. The increase corresponded to growth in the proportionate share of net income from Banco de Chile (+8.4%), CCU (+14.2%) and Entel (+31.0%).

Other non-operating income

Other non-operating income was Ch$23,960 million (US$40.9 million), compared to Ch$1,635 million (US$2.8 million) in the first quarter of 2004. Other non-operating income in 1Q 2005 was mainly composed of a gain on the sale and exchange of shares of Almacenes Paris amounting to Ch$20,965 million (US$35.8 million), explaining the difference between the two quarters.

Amortization of goodwill expense

Amortization of goodwill expense amounted to Ch$5,115 million (US$8.7 million) in the first quarter of 2005, almost unchanged from the Ch$5,179 million (US$8.8 million) reported in the same period of 2004. Goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile). Of the total balance of goodwill at the consolidated level of Ch$296,184 million (US$505.5 million) as of March 31, 2005, Ch$279,271 million (US$476.6 million) was associated with the Banco de Chile acquisition. Goodwill is amortized using the straight-line method over twenty years.

Interest Expense

Interest expense for the first quarter of 2005 amounted to Ch$7,013 million (US$12.0 million), a reduction of 19.2% compared to the same period in 2004. The decrease corresponds to lower interest expense at Madeco, Telsur and the corporate level due to a lighter consolidated debt load (Madeco and Telsur) and low prevailing interest rates.

Price-level restatement and foreign currency translation losses

Price-level restatement and foreign currency translation losses amounted to Ch$171 million (US$0.3 million) in the first quarter of 2005, compared to gains of Ch$735 million (US$1.3 million) in the same period in 2004. In 1Q 2005, the losses specific to foreign currency differences amounted to Ch$78 million (US$0.1 million), down from the losses of Ch$519 million (US$0.9 million) reported in the first quarter of 2004, primarily attributable to Madeco's operations as a result of the financial restructuring carried out in 2004 that reduced Madeco's exposure to the US dollar as well as the revaluation of the Chilean peso vis-a-vis the US dollar during the quarter. Price-level restatement losses amounted to Ch$93 million (US$0.2 million), compared to gains of Ch$1,254 million (US$2.1 million) in 1Q 2004.

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QUINENCO S.A.
Enrique Foster Sur  N(0) 20,  14th Floor
Santiago / CHILE
Phone  (56-2) 750-7100
Fax #  (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2005
--------------------------------------------------------------------------------

Income Taxes - 1Q 2005

Quinenco reported income tax expense of Ch$5,490 million (US$9.4 million), compared to income tax expense of Ch$1,789 million (US$3.1 million) in the same period of 2004. The increase mainly corresponded to corporate level provisions for taxes related to the sale and exchange of Almacenes Paris.

Minority Interest - 1Q 2005

In the first quarter of 2005, Quinenco reported a deduction from income of Ch$2,506 million (US$4.3 million), compared to a deduction from income of Ch$1,520 million (US$2.6 million) in 1Q 2004. The amount is mainly related to minority shareholders' proportionate share of Madeco's and Telefonica del Sur's first quarter 2005 income.

     CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 4th quarter of 2004)
                      Condensed Consolidated Balance Sheet

----------------------------------------------------------------------------------------------
                                                 As of        As of         As of       As of
                                               3/31/04     12/31/04       3/31/05     3/31/05
                                                  MCh$         MCh$          MCh$        MUS$
----------------------------------------------------------------------------------------------
Current assets                                 271,222      209,875       276,753       472.3
Fixed assets                                   296,892      272,150       276,662       472.2
Other assets                                   805,742      842,987       803,609     1,371.5
----------------------------------------------------------------------------------------------
Total assets                                 1,373,856    1,325,012     1,357,024     2,316.0
----------------------------------------------------------------------------------------------
Current liabilities                            147,786      142,752       125,005       213.4
Long-term liabilities                          465,896      444,828       454,753       776.1
Minority interest                              102,395      107,467       113,095       193.0
Shareholders' equity                           657,779      629,965       664,171     1,133.5
----------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity     1,373,856    1,325,012     1,357,024     2,316.0
----------------------------------------------------------------------------------------------

Current Assets

Current assets increased 31.9% compared to the fourth quarter of 2004, mainly due to an increase in cash and cash equivalents related to the reception of dividends from Banco de Chile and cash proceeds from the sale of 27.3% of the shares held in Almacenes Paris (as part of Cencosud's tender offer).

Fixed Assets and Other Assets

Fixed assets did not vary significantly from the fourth quarter of 2004. Other assets decreased by 4.7%, mainly due to the sale of 27.3% of Almacenes Paris.

Current Liabilities

Current liabilities decreased by 12.4% compared to the fourth quarter of 2004, primarily due to a reduction in bank obligations at the corporate level.

Long-term Liabilities

Long-term liabilities did not vary significantly from the fourth quarter of 2004.

Minority Interest

Minority interest increased by 5.2% compared to the fourth quarter of 2004, mostly attributable to minority interest in Madeco.

Equity

Shareholders' equity increased by 5.4% as a result of the period earnings.


                                                                    Page 6 of 12
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur  N(0) 20,  14th Floor
Santiago / CHILE
Phone  (56-2) 750-7100
Fax #  (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2005
--------------------------------------------------------------------------------

Quinenco Corporate Level Debt and Cash

As of March 31, 2005, financial debt at the corporate level was Ch$340,643 million (US$581.4 million). As of the same date, cash and cash equivalents amounted to Ch$74,907 million (US$127.8 million). The debt to total capitalization ratio at the corporate level was 33.8%.

NAV

As of March 31, 2005, the estimated net asset value (NAV) of Quinenco was US$1.911 billion (Ch$1,037 per share) and market capitalization was US$1.308 billion (Ch$710 per share). The discount to NAV is estimated at 31.5% for the same period.

                               NAV as of 3/31/2005
                                US$1.911 billion

[THE FOLLOWING MATERIAL WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

                      Financial Services              50%
                      Telecom                         9%
                      Food & Beverage                 21%
                      Manufacturing                   9%
                      Others                          6%
                      Cash                            5%

                               NAV as of 3/31/2005
                                  US$1.911 bln

                              [LINE CHART OMITTED]


                                                                    Page 7 of 12
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QUINENCO S.A.
Enrique Foster Sur  N(0) 20,  14th Floor
Santiago / CHILE
Phone  (56-2) 750-7100
Fax #  (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2005
--------------------------------------------------------------------------------

SECTOR /OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quinenco's proportionate share of income from investments in the Financial Services sector during 2004 and 2005:

--------------------------------------------------------------------------------
                               FINANCIAL SERVICES
--------------------------------------------------------------------------------
                      Ownership      1Q 2004     4Q 2004     1Q 2005     1Q 2005
                              %         MCh$        MCh$        MCh$        MUS$
--------------------------------------------------------------------------------
Banco de Chile (1)        53.5%       11,290       8,946      12,242        20.9
--------------------------------------------------------------------------------

Ownership % in the above table corresponds to voting rights in Banco de Chile.

                                 BANCO DE CHILE
--------------------------------------------------------------------------------
                               1Q 2004      4Q 2004       1Q 2005       1Q 2005
                                  MCh$         MCh$          MCh$          MUS$
--------------------------------------------------------------------------------
Operating revenues             108,843      120,388       109,445         186.8
Provision for loan losses      (14,788)     (20,748)      (13,499)        (23.0)
Operating expenses             (56,646)     (69,505)      (61,028)       (104.2)
Net Income (loss)               38,729       30,722        40,839          69.7
--------------------------------------------------------------------------------
Loan portfolio               6,490,023     6,833,800    7,085,422      12,092.6
Total assets                 9,773,996     9,572,012    9,988,726      17,047.6
Shareholders' equity           613,948       669,137      558,833         953.8
--------------------------------------------------------------------------------
Net financial margin               3.5%         4.3%          3.6%
Efficiency ratio                  52.0%        57.7%         55.8%
ROAE                              21.8%        18.7%         24.4%
ROAA                               1.6%         1.3%          1.7%
--------------------------------------------------------------------------------

1Q 2005 Results

Operating revenues increased by 0.6% to Ch$109,445 million (US$186.8 million) in the first quarter of 2005. The rise in operating revenues was partially due to a 2.0% increase in the amount of fee income earned during the first quarter of the year, which reached Ch$30,480 million (US$52.0 million), equivalent to 27.8% of total operating revenues, mainly as a result of higher fee income generated by the stock brokerage subsidiary. Likewise, net financial income, which increased by 5.8% to Ch$77,679 million (US$132.6 million) contributed to the higher level of operating revenues due to the growth in average interest earning assets and a better funding mix. Net financial income, which is calculated as the sum of net interest revenue and foreign exchange transactions (net), comprised 71.0% of operating revenues in 1Q 2005. The aforementioned increases in operating revenues were partially offset by a reduction of 76.7% in gains on sales of financial instruments (net), which were affected by low returns from the sale of Central Bank and bank issued mortgage bonds, the effect amounting to a decline of Ch$4,225 million (US$7.2 million) in 1Q 2005.

Provisions, which amounted to Ch$13,499 million (US$23.0 million), showed a decrease of 8.7% from the Ch$14,788 million (US$25.2 million) reported in the first quarter of 2004, reflecting a healthier loan portfolio in line with improved economic conditions.

Other income and expenses amounted to Ch$6,615 million (US$11.3 million), an increase of 92.4% over the Ch$3,439 million (US$5.9 million) reported in 1Q 2004. Other income and expenses was mainly composed of loan recoveries previously written off.


                                                                    Page 8 of 12
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QUINENCO S.A.
Enrique Foster Sur  N(0) 20,  14th Floor
Santiago / CHILE
Phone  (56-2) 750-7100
Fax #  (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2005
--------------------------------------------------------------------------------

Operating expenses rose by 7.7% to Ch$61,028 million (US$104.2 million) compared to the first quarter of 2004, primarily due to higher personnel and administrative expenses reflecting headcount of an additional 297 employees.

Price-level restatement gains totaled Ch$3,929 million (US$6.7 million) compared to price-level restatement gains of Ch$2,653 million (US$4.5 million) reported in 1Q 2004. The gains in 1Q 2005 reflect the higher negative inflation rate in 1Q 2005 vis-a-vis 1Q 2004.

Net income increased by 5.4% reaching Ch$40,839 million (US$69.7 million) in 1Q 2005, driven by a solid operational performance, lower loan loss provisions, higher loan loss recoveries and reduced non-operating expenses. The effect of these increases on net income was partially offset by the aforementioned rise in operating expenses associated with the personnel and administration areas.

As of March 2005, the Bank's loan portfolio (net of inter-bank loans) had grown by 9.2% over the last twelve month period, mostly in commercial, consumer and contingent loans, driven by the dynamic economic scenario.

Banco de Chile is the second ranked bank in the country with a market share of 17.5% according to information published by the Chilean Superintendency of Banks for the period ended March 31, 2005. Its return on capital and reserves after taxes (annualized) reached 31.5%, compared to 18.3% for the local financial system, according to the same source.

FOOD & BEVERAGE SECTOR

The following table details Quinenco's proportionate share of income (loss) from investments in the Food & Beverage sector during 2004 and 2005:

--------------------------------------------------------------------------------
                                 FOOD & BEVERAGE
--------------------------------------------------------------------------------
                Ownership       1Q 2004       4Q 2004       1Q 2005      1Q 2005
                        %          MCh$          MCh$          MCh$         MUS$
--------------------------------------------------------------------------------
CCU                 30.8%         5,132         7,159         5,862         10.0
--------------------------------------------------------------------------------

                                       CCU
--------------------------------------------------------------------------------
                                1Q 2004       4Q 2004       1Q 2005      1Q 2005
                                   MCh$          MCh$          MCh$         MUS$
--------------------------------------------------------------------------------
Sales                           112,720       125,487       124,632        212.7
Operating income (loss)          23,725        22,540        24,697         42.2
Net Income (loss)                16,661        23,237        19,026         32.5
--------------------------------------------------------------------------------
Total assets                    585,498       587,503       594,189      1,014.1
Shareholders' equity            302,562       299,687       322,087        549.7
--------------------------------------------------------------------------------

1Q 2005 Results

CCU's sales in the first quarter of 2005 grew by 10.6% compared to the first quarter of 2004, due to an increase in consolidated sales volumes, partially offset by lower average prices. The growth in sales volume was led by the Chilean beer segment (+12.0%), the Argentine beer segment (+7.7%), the soft drink, nectar and mineral water segment (+10.2%), the Chilean wine segment (+3.6%) and the Argentine wine segment (+72.8%). The 0.4% decrease in average prices was attributable to the Chilean beer segment (-2.4%) and the soft drinks segment (-1.8%), partially offset by higher prices associated with the Argentine beer and wine segments.


                                                                    Page 9 of 12
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur  N(0) 20,  14th Floor
Santiago / CHILE
Phone  (56-2) 750-7100
Fax #  (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2005
--------------------------------------------------------------------------------

Operating income increased by 4.1% to Ch$24,697 million (US$42.2 million) due to the higher sales level, the effect of which was partially offset by an increase in COGS and SG&A expenses. The consolidated operating margin was 19.8% of sales, compared to 21.0% in the same period of 2004.

CCU reported non-operating losses of Ch$1,321 million (US$2.3 million), down from the Ch$2,068 million (US$3.5 million) reported in 1Q 2004. The improvement in non-operating results was primarily attributable to a reduction in interest expenses as a consequence of a lighter debt load and low prevailing interest rates. Additionally, non-operating results benefited from an increase in the amount of interest income earned during the period due to larger average cash balances on hand and higher interest rates on deposits.

Net income was Ch$19,026 million (US$32.5 million), an increase of 14.2% from the net income of Ch$16,661 million (US$28.4 million) reported in the first quarter of 2004. The rise in period profits was due to the improvement in operating and non-operating results during the quarter, as well as a reduction in income taxes, which in 1Q 2004 included extraordinary charges related to prior periods.

TELECOMMUNICATIONS SECTOR

The following table details Quinenco's proportionate share of income from investments in the Telecommunications sector during 2004 and 2005:

--------------------------------------------------------------------------------
                               TELECOMMUNICATIONS
--------------------------------------------------------------------------------
                Ownership       1Q 2004       4Q 2004       1Q 2005      1Q 2005
                        %          MCh$          MCh$          MCh$         MUS$
--------------------------------------------------------------------------------
Telsur              73.7%         1,226         1,352         1,290          2.2
Entel (1)            5.7%           827         1,114         1,083          1.9
--------------------------------------------------------------------------------

(1) Non-controlling interest.

                                     TELSUR
--------------------------------------------------------------------------------
                                1Q 2004       4Q 2004       1Q 2005      1Q 2005
                                   MCh$          MCh$          MCh$         MUS$
--------------------------------------------------------------------------------
Sales                            12,830        13,489        12,895         22.0
Operating income (loss)           2,901         3,267         2,889          4.9
Net Income (loss)                 1,665         1,834         1,751          3.0
--------------------------------------------------------------------------------
Total assets                    133,017       136,728       132,168        225.6
Shareholders' equity             63,478        63,484        64,987        110.9
--------------------------------------------------------------------------------

1Q 2005 Results

Telefonica del Sur's revenues, which reached Ch$12,895 million (US$22.0 million) in the first quarter of 2005, varied slightly from the Ch$12,830 million (US$21.9 million) reported in the first quarter of 2004. Nonetheless, the revenue mix favored non-regulated services such as wide band internet, security services and data transmission services which made up 29.6% of revenues in 1Q 2005, compared to 25.7% in the same period of 2004.

Revenue from Internet, security services and data transmission grew by 15.5% during the first quarter reaching Ch$3,813 million (US$6.5 million). Most notable was the growth experienced in Internet services whose client base now includes 28,199 clients, implying an increase in revenue for the quarter of Ch$571 million (US$1.0 million).

The decline in revenue associated with Telsur's traditional services such as fixed telephony, access charges, long distance and public telephony services was partially offset by prepaid and fixed price bundling of phone services however, substitution of fixed telephony for mobile telephony and other alternatives continue to capture a portion of the company's traditional sale base.


                                                                   Page 10 of 12
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur  N(0) 20,  14th Floor
Santiago / CHILE
Phone  (56-2) 750-7100
Fax #  (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2005
--------------------------------------------------------------------------------

Basic telephony services accounted for 46.3% of all revenues, followed by user access charges (9.4%), long distance services (8.6%), public telephones (6.1%), and other non-regulated services (29.6%).

Operating profit remained stable at Ch$2,889 million (US$4.9 million), compared to Ch$2,901 million (US$5.0 million) in the first quarter of 2004. The slight drop in operating income in 1Q 2005 (0.4%) mainly corresponded to an increase in SG&A expenses associated with salaries expense.

Telsur reported non-operating losses of Ch$571 million (US$1.0 million), down by 18.6% from the non-operating losses of Ch$702 million (US$1.2 million) reported in 1Q 2004. The decline in non-operating losses was primarily attributable to lower interest expense as a consequence of a lighter debt load and low prevailing interest rates and an increase in interest income.

Telsur reported net income of Ch$1,751 million (US$3.0 million), an increase of 5.1% compared to the same period in 2004, mainly as a result of the aforementioned improvement in non-operating performance during the quarter.

MANUFACTURING SECTOR

The following table details Quinenco's proportionate share of income (loss) from investments in the Manufacturing sector during 2004 and 2005:

--------------------------------------------------------------------------------
                                  MANUFACTURING
--------------------------------------------------------------------------------
                  Ownership      1Q 2004      4Q 2004       1Q 2005      1Q 2005
                          %         MCh$         MCh$          MCh$         MUS$
--------------------------------------------------------------------------------
Madeco                51.2%          955          394         1,961          3.3
--------------------------------------------------------------------------------

                                     MADECO
--------------------------------------------------------------------------------
                                 1Q 2004       4Q 2004       1Q 2005     1Q 2005
                                    MCh$          MCh$          MCh$        MUS$
--------------------------------------------------------------------------------
Sales                             75,494        73,916        86,733       148.0
Operating income (loss)            6,047         4,655         7,294        12.4
Net Income (loss)                  1,729           772         3,829         6.5
--------------------------------------------------------------------------------
Total assets                     373,673       340,167       356,441       608.3
Shareholders' equity             157,649       157,244       168,090       286.9
--------------------------------------------------------------------------------

1Q 2005 Results

Madeco's sales in the first quarter of 2005 increased by Ch$11,239 million (US$19.2 million) or 14.9% from Ch$75,494 million (US$128.8 million) to Ch$86,733 million (US$148.0 million), primarily attributable to higher volume sales and price increases associated with the wire and cable business unit, which rose by 32.8% or Ch$12,676 million (US$21.6 million). Additionally, the flexible packaging and aluminum profiles business units experienced sales increases of 2.2% and 2.7%, respectively, although the effect of the growth in sales at a consolidated level was partially offset by a decline in brass mill sales of 9.4%.

Wire and cable sales benefited from strong demand for copper rod and copper and aluminum cables, particularly in Brazil. Sales of the brass mill unit, which declined by Ch$1,845 million (US$3.2 million) were affected by low volume in Chile and a reduction in exports, although this was partially offset by an increase in volume sales in Argentina and higher average prices.

Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 59.1% of total sales, followed by brass mills (20.4%), flexible packaging (12.2%) and aluminum profiles (8.3%).


                                                                   Page 11 of 12
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur  N(0) 20,  14th Floor
Santiago / CHILE
Phone  (56-2) 750-7100
Fax #  (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2005
--------------------------------------------------------------------------------

Operating income rose by 20.6% to Ch$7,294 million (US$12.4 million), mainly due to the 165.7% or Ch$3,014 million (US$5.1 million) increase in operating income associated with the cable business unit. The marked increase in the operating income of this business unit was a direct result of the sales increase experienced during the quarter as well as an 11.4% decline in SG&A expenses. The increase in consolidated income was partially offset by decreases in the operating income earned in the brass mills, flexible packaging and aluminum profiles business units. As a percentage of sales, the operating margin reached 8.4%, up from 8% one year ago.

Non-operating losses were cut by 31.4% to Ch$1,943 million (US$3.3 million) versus Ch$2,835 million (US$4.8 million) in 1Q 2004. The decrease in non-operating losses was mainly attributable to an increase in other non-operating income associated with a reduction in provisions related to the Optel subsidiary in Brazil and a sharp 19.0% reduction in interest expense as a consequence of a lower debt level and low prevailing interest rates.

Madeco reported a net profit of Ch$3,829 million (US$6.5 million) for the first quarter of 2005, compared to net income of Ch$1,729 million (US$3.0 million) in 1Q 2004. The improvement in net quarterly earnings was attributable to the improvement in both operating and non-operating results vis-a-vis one year ago.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

                                www. quinenco.cl
                              www. quinencogroup.cl


                                                                   Page 12 of 12
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur  N(0) 20,  14th Floor
Santiago / CHILE
Phone  (56-2) 750-7100
Fax #  (56-2) 750-7101
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        QUINENCO S.A.

                                              By: /s/ Luis Fernando Antunez
                                              ----------------------------------
                                              Name: Luis Fernando Antunez
                                              Title: Authorized Representative

Dated: May 2, 2005